GAME TRADING TECHNOLOGIES, INC.
10957 McCormick Road
Hunt Valley, MD  21031

November 1, 2011

VIA EDGAR AND FAX
U.S. Securities and Exchange Commission
100 Street, N.E.
Washington,  D.C. 20549
Attn:       James A. Allegretto – Senior Assistant Chief Accountant
Milwood Hobbs – Staff Accountant

RE:          Game Trading Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 filed April 15, 2011
File No. 333-141521

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated October 18, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”), of Game Trading Technologies, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for the Fiscal Year Ended December 10, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We have read your proposed disclosure in response to comment one of our letter dated September 15, 2011 regarding critical accounting estimates. Your disclosure states the liability accrued of $380,000 relates to your estimate of penalties you may incur through March 8, 2011. Please tell us whether you are liable for penalties subsequent to March 8, 2011. If not, tell us why. Please also tell us whether your liability is based on the minimum of the range. In this regard, we understand that your potential exposure is 2% to 12% per month of the aggregate proceeds of the private placement of $5.7 million. If our understanding is incorrect, please clarify it. Otherwise, please explain to us a why you believe a higher estimated liability is not more likely to occur. Refer to FASB ASC 450.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in accordance with the registration rights agreement, dated February 25, 2010, the Company was not required to keep the registration statement effective if the shares of common stock issuable upon conversion of the Company’s series A convertible preferred stock and issuable upon exercise of the warrants could be sold without restriction under Rule 144 promulgated under the Securities Act.  On March 8, 2011, the holders of the Company’s series A convertible preferred stock (the “Series A Holders”) became eligible to sell shares under Rule 144 promulgated under the Securities Act. Therefore, as of March 8, 2011 no additional penalty accrual was deemed necessary under the registration rights agreement. The amount of damages was calculated from November 23, 2010 through March 8, 2011 based upon an amount equal to 2% of the aggregate purchase price totaling $380,000, in accordance with the terms of the registration rights agreement.  The maximum penalty of 12% of the aggregate purchase price ($642,000) is not deemed more likely to occur unless the Company fails to remain eligible for use of Rule 144 promulgated under the Securities Act.

Securities and Exchange Commission
November 1, 2011

Cash flow analysis, page 23

2. As requested in our previous comment no. 3, please explain whether you considered making the disclosures suggested by AU 341.11 of the PCAOB Standards. If your auditors did not initially have concerns about your ability to continue as a going concern, please tell us that.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company presented the auditor's with the financing opportunities which it believed and the auditor's consented to support a going concern with the information and analysis available at the time. As described in our previous comment, the Company was pursuing a growth plan and to the extent additional capital was not available, the analysis described the potential that we would have to "curtail operations". There was no consideration of AU 341.11 of the PCAOB Standards.

Consolidated Balance Sheets, page F-3
3. We note your response to comment three of our letter dated September 15, 2011 regarding the redeemable preferred stock. Please revise your disclosure in Note 9 to state all of the conditions upon which a conversion to common stock can occur.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will amend the Company's 10-K/A for the year ended December 31, 2010, to comply with the appropriate disclosures in the Comment Letter. An excerpt of the amended filing is included as an appendix A attached hereto.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-9

4. We note your response to comment five of our letter dated September 15, 2011 regarding clarification of your revenue recognition accounting policy. Your disclosed policy and response states that you generally recognize revenue upon shipment from your facility, when “shipment has occurred.” Disclose what that means including, if necessary, the stated shipping terms for the majority of your customer sales contracts. Please also explain to us when title transfers to the customer and at what point the customer assumes the risks and rewards of ownership. Refer to SAB Topic 13A – 3. Delivery and Performance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company's policy is consistent with SAB Topic 13A-3. Delivery and Performance as delivery is deemed to have occurred when the Company’s customer has taken titled and assumed the risks and rewards of ownership of the products specified in the purchase order or contracts. The Company's bulk contracts, which constitutes the majority of historical revenue, have stated terms of "FOB destination". The Company will revise the revenue recognition policy in future filings.

Securities and Exchange Commission
November 1, 2011

Note 6. Product Financing-Related Party, page F-13

5. We note the accounting entries and your response to comment six of our letter dated September 15, 2011 regarding your product financing arrangement with DK Trading. Please review and revise as necessary the entries provided us. Please specifically review the second entry in your response to debit revenue and credit accounts receivable for $3.6 million and tell us whether this entry is in error or explain to us why you believe it is correct. In addition, please also provide us the entry you recorded to relieve inventory relating to the sale of products for $3.6 million. Please also provide a narrative that explains how you were able to completely relieve the product financing liability of $3 million. We may have further comment.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has clarified and corrected the revenue entry related to the product financing arrangement. In addition, the Cost of Sales entry to relieve inventory has been provided as a journal entry.

Sale of Inventory

	Dr.	Ce.

Accounts Receivable	$3,600,000
Revenue		$3,600,000

To record the sale of related inventory to customers.

DK Trading inventory

Cost of Sales	$3,000,000
Inventory		$3,000,000

To inventory applicable to the product financing arrangement was relieved upon the corresponding recognition of the sale in accordance with the weighted average costing method.

Product Financing Liability:

The Company had repaid $2,116,438 of the Product Financing Liability as of December 31, 2010 and as of June 30, 2011, $424,562 remained outstanding to be paid under the arrangement. The Company was unable to maintain the payment structure in accordance with the original agreement and has incurred liquidating damages penalties (as previously noted). The Company has been making payments on the remaining product liability balance with available cash flow which consequently reduces the liability.

Securities and Exchange Commission
November 1, 2011

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (410) 316-9900 or Stephen A. Cohen, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

Rodney Hillman

cc: Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP

Securities and Exchange Commission
November 1, 2011

Form 10K 12/31/10 excerpt NOTE 9 9.	REDEEMABLE PREFERRED STOCK

On February 25, 2010, the Company sold 1,950,000 shares of Series A Preferred Stock with attached warrants to purchase an aggregate of 975,000 shares of the Company’s common stock at $4.00 per share. The Company received $3,900,000 from the sale of the shares of the Series A Preferred Stock. The carrying value of the preferred stock, net of discount and accumulated dividends, has been classified as temporary equity on the balance sheet at December 31, 2010.

There are no certain conditions or specified redemptions date upon which a conversion would be required therefore the Company is relegated to the decision of the Series A holder as to any conversion except for an automatic conversion upon a qualified public offering.

In accordance with the provisions of the Company’s series A convertible preferred stock, upon the consummation of an underwritten public offering for gross proceeds of at least $10,000,000 at a per share price equal to at least $8.00 per share and provided all of the shares of common stock issuable upon conversion of o the Company’s series A convertible preferred stock and upon exercise of the warrants to purchase shares of the Company’s common stock issued to the investors in our February 2010 private placement are registered or such registration requirement is waived, all outstanding shares of series A convertible preferred stock plus all accrued but unpaid dividends thereon shall automatically be converted into shares of the Company’s common stock at a conversion price of $4.00 per share.

In accordance with ASC 470 Topic “ Debt" a portion of the proceeds were allocated to the warrants based on their relative fair value, which totaled $2,444,729 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $1,455,271 to the Series A preferred shares based upon the difference between the effective conversion price of those shares and the closing price of the Company’s common stock on the date of issuance. The assumptions used in the Black-Scholes model are as follows: (1) dividend yield of 0%; (2) expected volatility of 74%, (3) weighted average risk-free interest rate of 2.2%, (4) expected life of 5 years, and (5) estimated fair value of GTTI common stock of $8.50 per share. The expected term of the warrants represents the estimated period of time until exercise and is based on historical experience of similar awards and giving consideration to the contractual terms. The amounts attributable to the warrants and beneficial conversion feature, aggregating $3,900,000 have been recorded as a discount and deducted from the face value of the preferred stock. Since the preferred stock is classified as temporary equity, the discount will be amortized over the period from issuance to February 2015 (the initial redemption date) as a charge to additional paid-in capital (since there is a deficit in retained earnings).

On April 20, 2010 and April 26, 2010, certain holders of Unit Purchase Options exercised Unit Purchase Options to purchase 825,000 and 62,500 shares, respectively of Series A resulting in aggregate gross proceeds to us of $1,650,000 and $125,000, respectively. The carrying value of the preferred stock, net of discount and accumulated dividends, has been classified as temporary equity on the balance sheet at December 31, 2010.

In accordance with ASC 470 Topic “Debt" a portion of the proceeds were allocated to the warrants based on their relative fair value, which totaled $1,162,878 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $612,122 to the Series A preferred shares based upon the difference between the effective conversion price of those shares and the closing price of the Company’s common stock on the date of issuance. The assumptions used in the Black-Scholes model are as follows: (1) dividend yield of 0%; (2) expected volatility of 74%, (3) weighted average risk-free interest rate of 2.2%, (4) expected life of 5 years, and (5) estimated fair value of GTTI common stock of $9.40 per share. The expected term of the warrants represents the estimated period of time until exercise and is based on historical experience of similar awards and giving consideration to the contractual terms. The amounts attributable to the warrants and beneficial conversion feature, aggregating $1,775,000, have been recorded as a discount and deducted from the face value of the preferred stock. Since the preferred stock is classified as temporary equity, the discount will be amortized over the period from issuance to April 2015 (the initial redemption date) as a charge to additional paid-in capital (since there is a deficit in retained earnings).